UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

TOP SHIPS INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y8897Y149
(CUSIP Number)

George Economou G.C. Economou & Associates 11 Kanari Street 106 71 Athens, Greece 001 30 210 364 0030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y8897Y149

1.	NAME OF REPORTING PERSONS Sovereign Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,333,611 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,333,611 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,333,611

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4% (2)

14.	TYPE OF REPORTING PERSON

CO

(1)  Represents 1,333,611 common shares, par value $0.01 per share, of the Issuer ("Common Shares") currently held by Sovereign Holdings Inc.
(2)  See Item 5(a).

CUSIP No.	Y8897Y149

1.	NAME OF REPORTING PERSONS Evangelos Pistiolis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,450,482 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,450,482 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,450,482

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.4% (2)

14.	TYPE OF REPORTING PERSON

IN

(1)  Represents Common Shares currently held by (i) Sovereign Holdings Inc., Epsilon Holdings Inc, Oscar Shipholding Ltd and Race Navigation Inc., each a Marshall Islands corporation of which Mr. Pistiolis is the sole shareholder and (ii) Tankers Family Inc., a Marshall Islands corporation, which is owned by members of Mr. Pistiolis' family.
(2)  See Item 5(a).

CUSIP No.	Y8897Y149

1.	NAME OF REPORTING PERSONS Epsilon Holdings Inc

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,216,871 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,216,871 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,216,871

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7% (2)

14.	TYPE OF REPORTING PERSON

CO

(1)  Represents 2,216,871 Common Shares currently held by Epsilon Holdings Inc.
(2)  See Item 5(a).

CUSIP No.	Y8897Y149

1.	NAME OF REPORTING PERSONS Oscar Shipholding Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,570,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,570,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,570,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5% (2)

14.	TYPE OF REPORTING PERSON

CO

(1)  Represents 1,570,000 Common Shares currently held by Oscar Shipholding Ltd.
(2)  See Item 5(a).

CUSIP No.	Y8897Y149

1.	NAME OF REPORTING PERSONS Race Navigation Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,500,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,500,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0% (2)

14.	TYPE OF REPORTING PERSON

CO

(1)  Represents 2,500,000 Common Shares currently held by Race Navigation Inc.
(2)  See Item 5(a).

CUSIP No.	Y8897Y149

1.	NAME OF REPORTING PERSONS Tankers Family Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,830,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,830,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,830,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8% (2)

14.	TYPE OF REPORTING PERSON

CO

(1)  Represents 1,830,000 Common Shares currently held by Tankers Family Inc.
(2)  See Item 5(a).

This Amendment No. 10 to Schedule 13D (this "Amendment No. 10"), amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 15, 2008, as amended by Amendment No. 1 filed on May 5, 2011, Amendment No. 2 filed on August 31, 2011, Amendment No. 3 filed on September 2, 2011, Amendment No. 4 filed on October 21, 2011, Amendment No. 5 filed on December 7, 2012, Amendment No. 6 filed on May 28, 2013, Amendment No. 7 filed on September 13, 2013, Amendment No.8 filed on March 19, 2014, and Amendment No. 9 filed on June 25, 2014 on behalf of Evangelos Pistiolis, Sovereign Holdings Inc. ("Sovereign"), Epsilon Holdings Inc ("Epsilon"), Oscar Shipholding Ltd ("Oscar") and Race Navigation Inc. ("Race Navigation") (the "Schedule 13D").  This Amendment No. 10 relates to the Common Shares of Top Ships Inc., a Marshall Islands corporation (the "Issuer"). Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D.

Item 1.	Security and Issuer

No material change from the Schedule 13D/A filed with the Commission on June 25, 2014.

Item 2.	Identity and Background.

This Amendment No. 10 to the Schedule 13D is being filed on behalf of the Reporting Persons, as described in the Schedule 13D/A filed with the Commission on June 25, 2014. The Pistiolis family, including Mr. Evangelos Pistiolis, the Issuer's Chief Executive Offer, in addition to their other holdings described in the report, may be deemed to beneficially own 8.8% interest in the Issuer through Tankers Family Inc. ("Tankers Family"), a Marshall Islands corporation. Tankers Family is to be included in the collective reference to the "Reporting Persons."

To the best of the Reporting Persons' knowledge, none of the persons listed in Item 2 have, during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Other than as set forth above, no material change from the Schedule 13D/A filed with the Commission on June 25, 2014.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to add the following:

On April 27, 2015, pursuant to an award under its stock incentive plan, the Issuer granted 1,830,000 shares to Tankers Family Inc., a company nominated by Central Mare, Inc. Tankers Family is wholly owned by members of the family of the Issuer's President, Chief Executive Officer, and Director, Evangelos Pistiolis. The shares will vest equally over a period of eight years from the date of grant. The fair value of each share on the grant date was $1.09.

Other than as set forth above, no material change from the Schedule 13D/A filed with the Commission on June 25, 2014.

Item 4.	Purpose of Transaction

Tankers Family acquired 1,830,000 restricted Common Shares pursuant the Issuer's stock incentive plan.

Other than as set forth above, no material change from the Schedule 13D/A filed with the Commission on June 25, 2014.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a. and b.) According to information received from the Issuer, on May 7, 2015, there were 20,799,989 Common Shares issued and outstanding.  Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Sovereign may be deemed to beneficially own 1,333,611 Common Shares, representing approximately 6.4% of the outstanding Common Shares. Sovereign has the sole power to vote 0 Common Shares and the shared power to vote 1,333,611 Common Shares. Sovereign has the sole power to dispose of 0 Common Shares and the shared power to dispose of 1,333,611 Common Shares.

Mr. Pistiolis may be deemed to beneficially own 9,450,482 Common Shares, representing approximately 45.4% of the outstanding Common Shares. Mr. Pistiolis has the sole power to vote 0 Common Shares and the shared power to vote 9,450,482 Common Shares. Mr. Pistiolis has the sole power to dispose of 0 Common Shares and the shared power to dispose of 9,450,482 Common Shares.

Epsilon may be deemed to beneficially own 2,216,871 Common Shares, representing approximately 10.7% of the outstanding Common Shares. Epsilon has the sole power to vote 0 Common Shares and the shared power to vote 2,216,871 Common Shares.  Epsilon has the sole power to dispose of 0 Common Shares and the shared power to dispose of 2,216,871 Common Shares.

Oscar may be deemed to beneficially own 1,570,000 Common Shares, representing approximately 7.5% of the outstanding Common Shares. Oscar has the sole power to vote 0 Common Shares and the shared power to vote 1,570,000 Common Shares. Oscar has the sole power to dispose of 0 Common Shares and the shared power to dispose of 1,570,000 Common Shares.

Race Navigation may be deemed to beneficially own 2,500,000 Common Shares, representing approximately 12.0% of the outstanding Common Shares. Race Navigation has the sole power to vote 0 Common Shares and the shared power to vote 2,500,000 Common Shares.  Race Navigation has the sole power to dispose of 0 Common Shares and the shared power to dispose of 2,500,000 Common Shares.

Tankers Family may be deemed to beneficially own 1,830,000 Common Shares, representing approximately 8.8% of the outstanding Common Shares. Tankers Family has the sole power to vote 0 Common Shares and the shared power to vote 1,830,000 Common Shares.  Tankers Family has the sole power to dispose of 0 Common Shares and the shared power to dispose of 1,830,000 Common Shares.

To the best knowledge of the Reporting Persons, none of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of the Schedule 13D and this Amendment No. 10.

(c.)  Except for those transactions described under Item 4, to the best knowledge of the Reporting Persons, no transactions in the Common Shares were effected by the persons enumerated in response to paragraph (a) during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein and in Schedule 13D/A filed with the Commission on June 25, 2014.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to add the following:

Exhibit A	Joint Filing Undertaking.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2015

SOVEREIGN HOLDINGS INC.

 By:  /s/ Annita Hadjipaschali
Name: Annita Hadjipaschali
Title: President / Director

OSCAR SHIPHOLDING LTD

 By:   /s/ Pinelopi Platsouka
Name: Pinelopi Platsouka
Title: Vice President / Secretary

EPSILON HOLDINGS INC

 By:   /s/ Dimosthenis Eleftheriadis
Name: Dimosthenis Eleftheriadis
Title: President/Treasurer/Director

RACE NAVIGATION INC.

By:    /s/ Stylianos Giamanis
Name: Stylianos Giamanis
Title: President/Treasurer/Director

TANKERS FAMILY INC.

By:   /s/ Dimosthenis Eleftheriadis
Name: Dimosthenis Eleftheriadis
Title: Vice President / Secretary

/s/ Evangelos Pistiolis
Evangelos Pistiolis*

*The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of his pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of Top Ships Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A, and any amendments hereto, jointly on behalf of each such party.

Dated: May 7, 2015

SOVEREIGN HOLDINGS INC.

By:   /s/ Annita Hadjipaschali
Name: Annita Hadjipaschali
Title: President / Director

OSCAR SHIPHOLDING LTD

By:     /s/ Pinelopi Platsouka
Name: Pinelopi Platsouka
Title: Vice President / Secretary

EPSILON HOLDINGS INC

By:    /s/ Dimosthenis Eleftheriadis
Name: Dimosthenis Eleftheriadis
Title: President/Treasurer/Director

RACE NAVIGATION INC.

By:    /s/ Stylianos Giamanis
Name: Stylianos Giamanis
Title: President/Treasurer/Director

TANKERS FAMILY INC.

By:      /s/ Dimosthenis Eleftheriadis
Name: Dimosthenis Eleftheriadis
Title: Vice President / Secretary

/s/ Evangelos Pistiolis
Evangelos Pistiolis